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                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2000

                               GENTIA SOFTWARE PLC

                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                Form 40-F
                    -------------                     --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No                X
                    -------------                     --------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                                Page 1 of 5 Pages


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.

                              GENTIA SOFTWARE plc

                                              By: /s/ Nicholas P.S. Bray

                                                     Nicholas P. S. Bray
                                                     Chief Financial Officer

Date: May 22, 2000


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EXHIBIT A

Press Release Announcing Acquisition of ebi Solutions LLC

CONTACT:
                                AT THE FINANCIAL RELATIONS BOARD:
Andy Oliver                     For Analyst Info: Julie Creed (312) 640 6724
LEWIS P.R.                      For General Info: Kelly Lofts (212) 661-8030
IncTel: (619) 702-5571          For Media Info: Paul Del Colle (212) 661-8030
Email: andyo@lewispr.com

GENTIA SOFTWARE ACQUIRES EBI SOLUTIONS AND CREATES NEW SUBSIDIARY THINKANALYTICS FOR THINKCRA-TM-

WEB TRAFFIC ANALYSIS APPLICATION (ebi OASIS) TO BE ADDED TO thinkCRA SUITE OF INTELLIGENT PREDICTIVE APPLICATIONS FOR THE CRM MARKET

Boston, Mass. - April 26, 2000 - Gentia Software (Nasdaq: GNTI), a leading provider of intelligent analytical applications for enterprise-wide deployment, today announced that it has entered into a definitive agreement to acquire ebi Solutions, LLC, a privately held provider of eBusiness applications and services. In conjunction with the acquisition, Gentia has formed a new US-based subsidiary, thinkAnalytics Corporation, to focus on the delivery of Customer Relationship Analytic applications, including the recently announced product suite, thinkCRA-TM-. Integration of thinkCRA and ebi's OASIS offers an advanced solution set encompassing the ability to analyze both online and offline commerce. The result is an intelligent and predictive solution that optimizes the ability to understand, respond to and manage customer relationships.

"This acquisition brings to Gentia both a product that can be integrated into our thinkCRA application suite and partnerships with Sales Logix, Informatica and MicroStrategy," said Steve Fluin, Gentia's Chief Executive Officer. "A significant benefit of this acquisition is that we also gain three very experienced North-American-based executives and a group of specialist consultants that will take key positions in our Company and help drive business growth during 2000."

"Customer relationships are at the center of sales and marketing strategies but few alternatives exist to conduct deep and predictive analysis," said Bob Moran, Research Vice President, Aberdeen Group. "ThinkAnalytics Corporation with thinkCRA has quickly catapulted itself into a leading industry role, allowing organizations to truly analyze cross-channel customer dynamics."

The acquisition of ebi Solutions offers substantial benefits to Gentia's new thinkAnalytics subsidiary by incorporating Web Traffic Analysis to its suite of Intelligent Predictive Applications, enhancing its technical and consulting skill set as well as the addition of a proven and experienced management team to drive expansion in North American and Overseas markets. Ken Volet, Executive Director of Operations at ebi, will assume the role of President and Chief Operating Officer of Gentia's Enterprise Performance Management (EPM) Division. Steve Toubin, Executive Director of Finance at ebi, will assume the role of Chief Operating Officer of thinkAnalytics. Steve Huber, Executive Director of Sales and Marketing at ebi, will assume the role of Vice President of North American Operations for thinkAnalytics; and Henri Barenholz, who recently joined the company from Vantive, will become Vice President of International Operations for ThinkAnalytics Corporation.

"Customer Acquisition and Retention are among the highest priorities and a key metric for every organization striving to be successful in today's marketplace," said Steve Huber, Executive Director of Sales and Marketing at ebi Solutions. "Ebi's OASIS, coupled with thinkCRA, represents a unique value proposition facilitating insight which is necessary to plan, value and act upon the initiatives required to transform web-site visitors into customers."

"In addition to web site optimization, the predictive analysis techniques within thinkCRA will provide organizations with valuable measures of both current and future online and offline customer touch points," said Tim Jones, President and Chief Technology Officer of thinkAnalytics. "Visitor Relationship Management
(VRM) is essential for the development of successful e-business strategy; and by providing a complete understanding of all business development and customer support activities, organizations can enhance customer service and gain significant competitive advantages."


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Kevin Bethke, SalesLogix Chief Sales Officer, said, "One reason so many businesses purchase SalesLogix2000 is because it's so flexible. The ability of ebi's OASIS to use the information in a SalesLogix database to create very sophisticated views of a company's customer data offers evidence of that flexibility. We're confident that the combination of OASIS with thinkCRA will produce even better relationship management for the customers we have in common and believe this merger will prove beneficial for all concerned."

"The integration of OASIS and thinkCRA will help provide a powerful and advanced analytical view to CRM data," said Graham Burrows, Senior Vice President of Research and Development at Informatica. "The value proposition is enhanced by utilizing clean, pre-staged data from data-integration technology offered by companies such as Informatica to allow rapid development and deployment of new platform support. In addition, data-integration technology facilitates the application of complex business rules inherent in CRM implementations."

As consideration for the acquisition of ebi Solutions, Gentia has agreed to issue 400,000 shares of its common stock to the owners of ebi plus stock options to specified individuals who will also be employed by Gentia.

ABOUT ebi OASIS

ebi OASIS is a powerful e-Business solution that delivers intelligent, targeted information focused on customer online activities. The ebi OASIS application suite is composed of several key components including efficient Web log data transformation, a universal metadata layer insuring data integrity, a predefined, modifiable set of report templates, rule driven exception reporting, and automated report dissemination capability including email, phone, pager and faxes. ebi OASIS allows intuitive analysis with open OLAP and data mining facilities and supports advanced and industry standard grid analysis. Data can be exported to Excel with the click of the mouse and includes support for Workbook or "briefing book" style reporting to enhance use by remote and mobile users.

ebi OASIS is a dynamic, scalable and open application suite developed to derive value from utilization of a "Webhouse" that loads data into a data warehouse modeled for supporting Web log data and OLAP. This concept allows users to import, access and view information from systems such as CRM and syndicated sources to maximize understanding of online and offline activities, optimizing business development, customer service and relationship management.

ABOUT thinkCRA

thinkCRA provides an automated and intelligent customer information analysis solution for both e-business and traditional business models. The suite delivers total customer understanding through the integration and knowledge sharing of customer segmentation, churn prediction, product value and affinity, and marketing-initiative-results feedback.

The predictive intelligence of K.wiz-TM-, the distributed, scalable component technology acquired by Gentia in 1998, is at the core of thinkCRA. K.wiz delivers a new solution for data mining and knowledge discovery and includes the patented database compression technology AIME (Array Indexed Minimum Entropy). Gentia has long supported the concept of "write once, run anywhere"-TM- proposed by Sun Microsystems; and as such, K.wiz is 100% Pure Java-TM- certified.

thinkCRA is an open application suite utilizing industry standards such as HTML, XML, JDBC and CORBA. The suite is written entirely in Java and is the first application to benefit from the robust integration platform provided by K.wiz, an architecture that enables future applications to be easily incorporated. K.wiz provides thinkCRA with an extensive range of technologies including neural networks, decision trees, rule induction, association and clustering, as well as components for data extraction, transformation, loading and validation. The open data, CORBA-compliant extraction abilities of thinkCRA enable seamless integration with major middleware and EAI products to obtain web log data, market data, and disparate legacy data throughout an enterprise.

For further information on thinkCRA, send e-mail to thinkcra@thinkanalytics.com.

Gentia and thinkCRA are trademarks of Gentia Software plc.
K.wiz-TM- is a trademark of K.wiz Solutions Limited.
ebi Solutions and ebi OASIS are trademarks of ebi Solutions, LLC
Java, 100% Pure Java, "Write Once, Run Anywhere" are trademarks of Sun Microsystems, Inc
All other trademarks, trade names, or company names referenced herein are used for identification purposes only and are the properties of their respective owners.


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ABOUT GENTIA SOFTWARE

Gentia Software (Nasdaq: GNTI) is a leading supplier of intelligent analytical applications for enterprise performance management and customer relationship management. Its product suites sustain and improve business performance by improving the quality of customer interactions and driving strategy and performance management. Gentia incorporates unique technology and the world-class consulting expertise of partners including IBM, NCR, PWC and KPMG. Gentia offers best-in-class solutions for Fortune 1,000 companies including Volvo, Sprint, Bell Atlantic, Credit Suisse First Boston and Motorola. For more information, visit www.gentia.com or call 1-888-4GENTIA (United States), +44 (0)20 8971 4000 (Europe).